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SELIGMAN CAPITAL FUND, INC.
EXHIBIT 77D

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes to the non-fundamental investment policies as follows.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that no more than 10% of the fund's net assets may be invested in exchange-traded funds.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not sell short or maintain a short position. However, the fund will continue its current policy of seeking approval from the fund's Board of Directors prior to engaging in short sales.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not invest in rights and warrants if, at the time of acquisition, the investment in rights and warrants would exceed 5% of the fund's net assets, valued at the lower of cost or market and that no more than 2% of the fund's net assets may be invested in warrants not listed on the New York Stock Exchange or American Stock Exchange.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy limiting the fund's exposure to access trades to 5% of total assets at the time of purchase.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not invest for the purpose of controlling or managing any company.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.